
03034940

MYRIAD GENETICS, INC.

PREVENTION *diagnosis* TREATMENT



annual report 2003

To our Shareholders

We are pleased to report that Myriad Genetics enjoyed a year of achievement in fiscal 2003. Through aggressive goal setting and flexible management that reduces barriers to advancement, we have been able to move Myriad ever closer to its goal of becoming an integrated biopharmaceutical company. We remain committed to a strong product focus and strategy of filling our pipeline with innovative drugs and predictive medicine products. We are proud to have chosen a path that leads to products with the potential to save the minds and memories of our senior citizens, stop the persistent advance of cancer and provide renewed hope that AIDS can be controlled long-term.

myriad genetics — Innovative research for healthier lives

In the following pages, we would like to tell the stories of people we believe can be helped by the important work that Myriad is doing. The stories are composites, fictionalized from articles seen daily in newspapers around the country. We hope that through these stories and associated interviews and commentary that you will learn who we are today and where we are headed tomorrow.

Myriad is in strong financial condition as it sets out in the new fiscal year. We have over $126 million in cash and investments with no debt and no convertible debentures. While we have increased our drug development opportunities through addition of new clinical studies and new drug candidate programs, our conservative financial approach has resulted in a relatively modest cash burn rate. We are excited by the potential of these drug programs to return significant long-term reward to Myriad shareholders.

Our Alzheimer's disease drug development program achieved the most observable progress during the year. At the beginning of the fiscal year, we submitted an Investigational New Drug application to the FDA to begin human studies of our drug candidate MPC-7869 (R-flurbiprofen) in the fight against Alzheimer's disease. By the end of the year we had two human clinical trials underway, a Phase I study in the United States and a Phase II study in Canada and the United Kingdom. This is the type of advancement we are encouraging at Myriad. We are taking every opportunity to maximize the potential to get our drugs on the market in the shortest possible time, once they are determined to be safe and effective.

We are particularly excited about our Phase II Alzheimer's disease study because of the ability of MPC-7869 to reduce Aß42 levels both in-vitro and in-vivo by targeting a key enzyme called gamma-secretase. Aß42 is the abbreviation for a particular beta-amyloid peptide consisting of 42 amino acids. Aß42 is the primary constituent of the senile plaques that accumulate in the brains of patients with Alzheimer's disease, and is thought to be the key initiator of Alzheimer's disease.

MPC-7869 causes a shift in production of beta-amyloid toward Aß38 instead of Aß42. Unlike Aß42, Aß38 is a soluble, non-toxic peptide that does not accumulate in the formation of senile plaques. Our Alzheimer's candidate drug was further validated recently by a new research study conducted by scientists at Mayo Clinic, University of California, San Diego and Myriad. The results demonstrated that, among those drugs tested, Myriad's MPC-7869 was the only drug that had both a significant Aß42 lowering ability and an acceptable safety profile without the serious gastrointestinal side effects associated with many of the other drugs. Dr. Todd Golde, the senior author from the Mayo Clinic, summarized the study by saying, "R-flurbiprofen stands apart from the drugs tested as a promising drug candidate for lowering Aß42 levels and potentially the prevention of cognitive decline in Alzheimer's disease."

As of the end of fiscal 2003, we achieved 27 consecutive quarters of increasing revenues from our predictive medicine products. While we are pleased with this record, we do not intend to rest on our laurels. We are exploring opportunities to accelerate additional product offerings through Myriad Genetic Laboratories, Inc. with the goal of further leveraging our 100-person sales force and increasing revenues. Predictive medicine is still an emerging field. Many of the early perceived barriers to genetic testing have been removed and we believe that we have only just begun to tap the potential that exists to predict and prevent disease.

We undertook a pioneering effort over the past year to test the concept of promoting our BRACAnalysis® breast and ovarian cancer product directly to its end users. Although this practice is becoming more commonplace with pharmaceutical products, this had never been done before with a predictive medicine product. We developed an intensive media campaign and delivered our message to women living in Denver and Atlanta with a family history of breast cancer. The results were impressive in raising awareness among the target audience, a strong sign that there is a much larger market out there. We also learned a great deal from the test market campaign about how to accelerate the education and ordering process. By implementing new strategies that streamline procedures and enhance efficiency, we hope to make it much easier for women at risk of breast or ovarian cancer to get the information they need to make informed decisions, along with their physicians, that will reduce their risk of cancer and may save their lives.

Myriad continues to lead in the discovery of genes that cause human disease. This work paid off in 2003 with two new gene discoveries in complex human diseases. The HOB1 gene was the first gene found to be significantly associated with common human obesity.

Our researchers have developed an assay for HOB1 and have screened small molecule compound libraries resulting in the discovery of several potential drug candidates for obesity.

We have also shown that HOB1 is involved with diabetes, linking the two diseases at the molecular level. Our scientists are developing a personalized medicine product to help determine which individuals are at the greatest risk for adult-onset diabetes.

The DEP1 gene represented a major discovery by Myriad scientists in the field of human depression. Myriad licensed the therapeutic rights to DEP1 to Abbott Laboratories for drug development. The gene is in a pathway that is independent of those acted on by selective serotonin reuptake inhibitors, the current anti-depressive medications, so it may provide a drug that is effective for the significant percentage of patients that do not benefit from the current therapies.

These are a few of the many reasons to believe that Myriad is on track to achieve its ambitious goals. We appreciate your continued support and encouragement as we evolve into the company that we have envisioned.

Sincerely yours,



Hugh D'Andrade
Chairman



Peter D. Meldrum
President and Chief Executive Officer



ADDRESSING *underlying* DISEASE

None of the drugs available today

alter the outcome in Alzheimer's disease.

MPC-7869 may be the first.

Alzheimer's patient found

NEW YORK—Mildred Sweeney, an 83-year-old woman with Alzheimer's disease was found dehydrated and scared, but safe, and was returned to her home this evening, police said. She was reported missing Saturday morning, and was missing for almost two days before she was located.

Sweeney's family and friends had searched the area near her home Saturday and Sunday without finding any trace. Police used search dogs to check fields and wooded areas. Following her return, Sweeney's family related this account of her frightening disappearance:

Mildred's Alzheimer's disease had gotten worse despite the drugs she was taking. It had now progressed to the point that her brain played tricks on her. To Mildred, Saturday morning had suddenly become June 14, 1943, when she was 23 years old.

She stumbled slightly on the long train of elegant material as she was being fitted for her wedding dress. Her left foot caught her weight and the heel of her shoe broke right off. Mildred was anxious about the state of her wedding preparations and had no time for such things. She took off the shoes and marched right down Main Street to the store where she had bought them. She would give that store a piece of her mind and get this problem sorted out right now.

This is how Mildred remembered that day back in 1943. And it is what she thought she was doing again Saturday morning as she walked out the front door of her home and headed slowly but determinedly down the street. Later on, the old memory stopped replaying in her head. She returned to the present and found herself alone and disoriented, unsure of what she was doing. She wasn't even certain where she had spent the night. Finally, Sunday evening, a shopkeeper downtown called police to report a lost and confused elderly woman. Mildred was reunited with her loving family. Many Alzheimer's patients are far less fortunate.

This story is a fictionalized composite drawn from news accounts of patients with Alzheimer's disease.



alzheimer'sdisease

At Myriad, we are doing something about it

Over the years, researchers studying large groups of people taking anti-inflammatory drugs discovered an interesting association with Alzheimer's disease. Analysis of more than a dozen of these epidemiological studies indicated that long-term use of these non-steroidal anti-inflammatory drugs (NSAIDs) reduced the risk of developing Alzheimer's disease. Recently, researchers in the Netherlands published the results of a study designed to confirm this association, which followed nearly 7,000 patients for almost seven years. They found that people who took NSAIDs every day for more than two years were 80% less likely to develop Alzheimer's disease. Initially, it was assumed that the drugs were working by reducing the inflammatory effect of neurotoxins in the brain. However, this role was never substantiated and other evidence counters this assumption. For example, other potent anti-inflammatory drugs do not affect progression of Alzheimer's disease.

Myriad and many leading Alzheimer's disease researchers believe there is another mechanism at work behind the protective effect that the studies uncovered. Recent work with cultured brain cells and in animal models of Alzheimer's disease shows that only a small subset of NSAIDs lower levels of the Aß42 peptide. Aß42 is the same molecule that initiates the cascade of events in the brain that leads to neurological degeneration in Alzheimer's patients. It is also the chief component of the brain plaques, which are the primary feature of Alzheimer's pathology. When these epidemiological studies looked at the effect of the NSAIDs, they did so as a class, and all were considered as equals. Then last year, a re-analysis of the same data was presented at the International Alzheimer's Disease Conference. It turned out that all of the protective effect of the NSAIDs was due to just those drugs that reduced Aß42. Additional data consistent with this hypothesis on NSAIDs were published on August 1, 2003 by researchers from Mayo Clinic, the University of California, San Diego and Myriad Genetics in the *Journal of Clinical Investigation.* The study found that of the twenty compounds tested, Myriad's drug, MPC-7869 (R-flurbiprofen) was the best drug in the ability to lower Aß42 and was well-tolerated. Being well-tolerated is an important qualifier in this case. Most NSAIDs inhibit cyclooxygenase, which is associated with potentially severe and sometimes life-threatening gastrointestinal bleeding. A few of these drugs will lower Aß42, but serious toxicity eliminates them from consideration as an effective treatment for Alzheimer's disease. MPC-7869 does not inhibit cyclooxygenase and appears extremely well tolerated, with no gastrointestinal toxicity noted to date.

Myriad is now studying its drug candidate MPC-7869 in a Phase II Alzheimer's disease trial to determine its efficacy in slowing or stopping cognitive decline. This is good news for Alzheimer's patients, but there is the possibility of even more than that. If the Aß42 theory continues to develop, the drug may not only slow the decline in cognition, but may remove Aß42 from circulation and also potentially dissolve plaques. That could mean the ability to regain cognition, and the possibility of improving the lives of many Alzheimer's disease patients by restoring some level of lost function. It is plain to see that we are excited by the prospects of MPC-7869 to change the face of this devastating disease.







Dr. Kenton Zavitz

Director of Clinical Affairs
for Myriad Pharmaceuticals, Inc.

Dr. Kenton Zavitz talks about Myriad's work in developing an Alzheimer's drug that has promising therapeutic properties.

Would you give us some background about Alzheimer's disease and Myriad's work in that area?

Alzheime's disease is a neurodegenerative condition affecting nearly half of those over 85, with an estimated 4.5 million cases in the United States alone. A molecule called Aß42 initiates the process that leads to Alzheimer's disease. We are developing a compound called MPC-7869 designed to reduce the blood and brain levels of this molecule. This is an entirely new approach to treating the disease. Currently, there is only one class of drugs that is used for Alzheimer's disease treatment, but these drugs only treat symptoms by enhancing memory for a short period. We believe that our compound will reduce the level of the toxic molecule that causes Alzheimer's in the first place, and we are testing the hypothesis in human clinical trials. We hope to show a therapeutic effect of reducing or stopping the decline in memory and understanding among patients who already have the disease. Maybe the drug can actually reverse the course and reestablish some of the lost function. Imagine—for the first time, there is the possibility of a compound that is impacting the underlying disease, not just treating symptoms. That is extraordinary.

What does the hypothesis mean for people who have Alzheimer's disease?

First and foremost, we have evidence that this compound is safe in humans. We have started a clinical trial in the UK and Canada to test our hypothesis. We are enrolling people in the study who already have a mild or moderate form of Alzheimer's disease. We will give them MPC-7869 or placebo, follow them for a year, and we will administer a battery of highly sensitive cognitive tests at several different times, to determine if there was any improvement over the time period.

What do you find most exciting about your work?

This is a very satisfying project because we are developing a compound that has the potential for both treatment and prevention. Alzheimer's disease is bad enough for the patient, but it affects more than the person with the disease. Family members and primary caregivers have to watch a person they love degenerate mentally. We have the studies to show that this compound is safe for human use; now we are working with clinical investigators to determine whether it is effective against Alzheimer's disease. We anticipate the further development of MPC-7869 with great excitement and hope to have it on the market as soon as possible to help treat and prevent one of the great afflictions of the elderly.


CREATING
new
OPTIONS
After initial prostate cancer therapy, options to prevent metastasis are very limited. Flurizan™ may provide a welcome new choice.

After prostate cancer surgery–hormone therapy or watchful waiting?

Experts Are Divided and Men Want Better Options

CHICAGO—Tony Richards was 65 years old and he was having trouble urinating. His doctor diagnosed early stage prostate cancer, which was enlarging the gland and constricting the tube that carries urine. On the positive side, the cancer was confined to the prostate and hadn't yet spread. After discussing the options with his doctor, including radiation seeds and cryoablation, he decided on surgery to remove the prostate. That was ten years ago.

"I thought I had beat the cancer, but it's back," says Richards. "My problem now is that the cancer may be spreading. My PSA level has come up a few points and there just isn't a good option. My doctor recommends hormone therapy but the side effects of the treatment are onerous."

Recent studies show that surgical removal of the prostate can cut a man's risk of dying from the disease during the following six years in half. But the cancer can still recur, as it does in approximately 40% of patients over a ten year period. This metastatic spreading cancer comes from prostate cancer cells that have remained dormant for years then begun to multiply and move to local tissues or bone. There is no approved drug to treat this stage of cancer. The best available approach is starving the cancer of androgen hormones needed for growth. But it is not pleasant, the therapy comes with daunting side effects such as nausea and vomiting, hot flashes, anemia, lethargy, osteoporosis, swollen and tender breasts and erectile dysfunction.

Not only are there side effects to consider, but significant controversy surrounds the appropriate timing of treatment for those men with metastatic disease. Recent data suggest a survival benefit from early hormonal therapy. However, even if early therapy prolongs life, eventually all men with metastatic prostate cancer progress and develop prostate cancer that does not respond to hormone therapy. No peer-reviewed publication has shown that the treatment with any therapy at this stage of disease prolongs survival.

Physicians agree that a better option is desperately needed. There is a strong demand for a safe drug that stops the metastasis of the cancer. In this population of mostly older men, preventing the spread of the cancer for ten or fifteen years is essentially as good as a cure.

This story is a fictionalized composite drawn from news accounts of patients with prostate cancer.

prostatecancer

At Myriad, we are doing something about it

Without good alternative drugs for this early stage of prostate cancer and with the serious side effects and controversy surrounding the only available treatment, hormone therapy, prostate cancer care is in dire need of attention from drug makers. This is where Myriad comes in.

The medical literature tells us that long-term users of (NSAIDs) have a 70% lower risk of prostate cancer. But these users can also get serious, and sometimes fatal stomach and intestinal ulceration and bleeding from these drugs.

Myriad's prostate cancer drug candidate, Flurizan (R-flurbiprofen) does not inhibit cyclooxygenase like the NSAIDs and thus eliminates the side effects of that class of drugs. Flurizan has an established and growing safety profile. In animal models, Flurizan was as effective as NSAIDs in reducing the incidence of prostate cancer and in preventing metastatic disease. For example, when given to a mouse that develops cancer in a very similar way to which humans develop prostate cancer, Flurizan reduced the incidence of metastatic prostate cancer by 85%, and it also reduced primary incidence of prostate cancer by 64%.

Flurizan has now completed Phase I and Phase IIa human clinical trials. No drug-related serious adverse events were reported during the trials.

The current Phase IIb/III clinical trial is designed to demonstrate the efficacy of Flurizan in prostate cancer patients and is being conducted at approximately 65 sites in the United States. The study calls for approximately 400 prostate cancer patients, and is designed to evaluate systemic disease progression of prostate cancer. In this study, patients are assigned to one of three arms (two different doses of Flurizan or placebo), and are followed for three years. The clinical endpoints for the trial include time to metastases and effect on Prostate Specific Antigen (PSA) levels. We hope that this drug will provide a safe, effective alternative to hormone therapy for men who have had surgery, radiation or cryoablation for their prostate cancer. By extending the time to metastases, the drug may prevent death from prostate cancer, extending quality lifetime for a large population of men around the world.







Dr. Edward A. Swabb

Senior Vice President and
Head of Drug Development
for Myriad Pharmaceuticals, Inc.



Dr. Edward A. Swabb talks about Myriad's work in developing Flurizan™ for prostate cancer.

Would you give us some background about prostate cancer and Myriad's work in that area?

We are in the process of testing a promising compound, Flurizan. We know that this compound is relatively safe in humans, and we know that it has shown great promise in animal studies.

Flurizan is so promising because it can be safely taken for long periods of time and it isn't toxic like chemotherapy or invasive like surgery, which are other options in prostate cancer therapy. The drug doesn't kill cells like traditional chemotherapy, it slows down the growth and spread of the cancer to other parts of the body. In studies with the drug in a strain of mice that is predisposed to develop prostate cancer, there were two significant findings. First, the incidence of primary tumors decreased, and second, there was a significant reduction in incidence of metastasis, or spreading of cancer to other parts of the body.

The results look good in disease models, but how can this drug help men?

Flurizan could be a "paradigm-shifting" approach to treating prostate cancer. If you don't get every cancer cell out after the initial treatment, such as with surgery or radiation therapy, there is a good chance there will be a recurrence of cancer. It often metastasizes, or shows up in different parts of the body, and it becomes much harder to cure a patient. A shift to a potential maintenance therapy like Flurizan is important because patients would then have the option of a relatively safe, long-term therapy that slows progression of the disease. This compound has the potential to be used safely for long-term treatment, much like the way we treat high blood pressure. That is how we hope to shift the paradigm. If the disease is slowed sufficiently, patients will no longer die of prostate cancer.

What do you find most exciting about this program?

One of the most exciting aspects is something that is not widely recognized. Long studies have to be conducted to ensure that drugs are safe and effective. Our current clinical trial is a comprehensive study—390 men treated for 3 years. At the end of the study, we hope to have great data about how effective the compound is in reducing metastasis. But we don't have to wait to collect data on the safety of the compound. We are accumulating an important safety experience as this study progresses. This compound also is showing promise in our research for prevention of prostate cancer. Both the treatment and prevention of prostate cancer are long-term and therapies have to be developed with that in mind. When people are taking a drug for a long period, it has to be safe and well tolerated. We get closer every day to showing that this compound is safe for long-term human use.


PURSUING
novel
DIRECTIONS
How can we stop the AIDS virus from developing resistance to drugs? Make a drug like MPI-49839 that prevents the virus from using human host proteins.

AIDS is on the rise again

It has been twenty years since scientists identified the first case of AIDS.

SAN FRANCISCO—In the 1990's, revolutionary new anti-retro-viral drugs allowed HIV-infected people to live longer. Since then, the drugs have become popular and viral resistance has developed. Patients must change their regimen to stay in control. Many have now changed drugs so frequently that none of the 15 drugs available are effective anymore.

Health officials saw the signs and warned that AIDS-after declining for a decade-could make a comeback in this country.

This past August, new figures showed that the predictions were right–AIDS diagnoses increased for the first time in 10 years.

Many Americans felt that AIDS was under control here, and complacency appears to be one of the main reasons that new HIV infections have been creeping up lately, especially among gay men in large cities.

Last year, 42,136 new AIDS cases were diagnosed in the United States, up 2.2 percent from the previous year. The number of gay and bisexual men infected with HIV, the virus that causes AIDS, was up for the third year in a row after a decade of declining numbers.

The Best Drugs Are Less Effective

A growing number of people are being infected with a form of HIV that is resistant to treatment with available medications. Within the next two years, an estimated 42 percent of new HIV cases in San Francisco will have strains of the virus that are drug-resistant.

Researchers say the finding raises concerns about the effectiveness of HIV drugs and reveals an urgent need to develop new classes of drugs to treat people infected with the virus.

The study, which appeared in *The Journal of the American Medical Association*, found 27.4% of newly infected patients from the San Francisco area had a form of HIV that was resistant to at least one of the three major classes of drugs used to treat HIV in 2000-2001.

Researchers say the emergence of drug-resistant HIV may be especially troublesome in areas where HIV drugs are widely used, such as San Francisco, New York City, and other American or European cities.

Worse still is the development of resistance among infected individuals. A recent study of 2,000 people with AIDS found that two thirds had rising levels of virus in their blood despite strict adherence to drug regimens. By extrapolation of this data, 50% of the people under care for HIV/AIDS today in the United States have resistant virus.

This story is a composite drawn from several recent news accounts about the epidemiology of AIDS.

hiv/aids

At Myriad, we are doing something about it

Viral resistance is one of the most pressing issues in AIDS treatment. How can we counter the virus' special talent of mutating into treatment-resistant forms? One promising strategy is to prevent the virus from becoming infectious and escaping the cell in the first place. Myriad's compound, MPI-49839 does just that, by preventing the virus from turning a patient's normal cellular protein recycling apparatus into an escape pod out of the cell, where it can mature into an infectious virus and infect other cells. MPI-49839 could be used to augment or replace current HIV therapies.

The life cycle of HIV infection consists of 6 major events: attachment, reverse-transcription, integration/transcription, translation, viral assembly, budding and maturation. In order to disperse viral particles, the virus corrupts the human cell's machinery through virus/human protein interactions to bud from a cell membrane. Myriad and its collaborators discovered a set of interactions used by the virus to take over the human cell, and developed a compound that prevents this essential interaction from taking place.

MPI-49839 has been tested against HIV infected cells and found to be highly effective in preventing budding from the cells. Viral load, an important measure of infection, is reduced in a linear fashion with increasing concentration of MPI-49839, to the point where the virus was virtually undetectable (essentially zero). Myriad is in the final stages of preparing data supporting an Investigational New Drug submission to the FDA for MPI-49839 to allow the initiation of human clinical trials.







Dr. Gary Mather
Director of Preclinical ADME/Toxicology for Myriad Pharmaceuticals, Inc.



Dr. Gary Mather talks about Myriad's work in developing the compound MPI-49839 a treatment for HIV/AIDS.

Would you give some background about MPI-49839 and Myriad's work in the area of HIV/AIDs research?

We first identified MPI-49839 as a potential drug from our study of viral-human protein interactions, and we are now developing it as a new therapy for treating HIV-positive individuals. Current therapies include protease inhibitors and reverse-transcriptase inhibitors These drugs inhibit proteins of viral origin. Although they have been effective therapies, the virus mutates and develops a resistance to the drugs over time. MPI-49839 is a promising compound because it inhibits a protein in the human host cell rather than the virus. Since we aren't targeting the viral protein, the virus doesn't have a chance to circumvent the drug by mutating.

How could MPI-49839 actually help individuals with the virus?

A virus functions by getting into host cells and taking over the normal machinery of that cell. After the virus has redirected the host machinery for replication, it escapes the cell where it matures, becomes infectious and invades other cells. MPI-49839 is new and exciting because it prevents the virus from leaving the host cell and infecting other cells. This provides the increasing numbers of drug-resistant individuals a new option in their treatment. This new mechanism of action may also benefit the patient by increasing the clearance of infected cells from the body.

What do you find most exciting about your work?

We are really doing groundbreaking work here. The path was cleared for this work by some pioneering research that was done in our protein interaction group. We studied a number of the molecular mechanisms underlying the lifecycle of the HIV virus and its interaction with human proteins. Myriad was able to identify a human protein that is essential to the virus, and from there we identified a compound that inhibits the activity of that protein.

Now that we have a compound that is working in the laboratory, we know we have the potential to offer HIV/AIDs patients a therapy in the near future that could replace current therapies or provide an additional option as the current drugs meet with resistance.


PREDICTIVE
preventive
MEDICINE
Predictive medicine provides the information required to reduce the risk of disease.
BRACAnalysis® can help prevent breast cancer and save lives.

Breast cancer is not her destiny

LOS ANGELES—Marcy Levine was 28 when her mother died of breast cancer. By that still tender age she had already seen her grandmother die of breast cancer and her mother's older sister die of ovarian cancer. She thought of breast cancer as the family curse and was convinced that she would fight breast cancer one day herself.

Levine considered what it would be like to live without her own breasts. She was trying to get used to the idea that she may need to have them removed. She had discussed the surgery, called prophylactic mastectomy, with her physician, and had studied the medical literature to learn as much as possible. Levine learned that the procedure was highly effective in preventing breast cancer. On the other hand, there was no certainty that she would actually ever get breast cancer. Her family history of breast cancer and ovarian cancer made it more likely, but it was still not certain.

Levine's outlook changed after receiving a letter from her aunt about her own experience. Her mother's younger sister, Ellen, was shaken badly by the tragic death of her sibling. She searched the internet and talked with doctors, trying anything she could to find options that might lower her risk of dying from the disease. Her search turned up several mentions of a test of the breast cancer-causing genes, BRCA1 and BRCA2. The test could determine whether or not an inherited mutation was present. If there was such a mutation, it would explain the family's predisposition for breast and ovarian cancer.

Aunt Ellen had been tested and found to carry a mutation in her BRCA1 gene. She felt empowered by the information and had written to encourage all of the other women in the family to be tested. If any of the women had the same mutation she had inherited, they could reduce their risk of disease. And if they were lucky enough in the genetic lottery, to not have inherited the mutation, they had no more risk of breast cancer or ovarian cancer than anyone else. Levine was impressed. Her risk of breast cancer was either the same as everyone else if she did not have a mutation or very high if she did have one. Her life or death might be in the difference between the two. And now the surgery had become unthinkable without the test. If she had no mutation, it would be unnecessary.

After reviewing the pros and cons of predictive medicine testing with her physician, she went forward.

Levine had finally won a lottery. She was negative—there was no mutation. A flood of relief followed and was only temporarily interrupted by a caution from the doctor about her remaining risk of 10% over her lifetime, the same as everyone else. For Marcy Levine, it was as if the family curse had been lifted, giving her a fresh new perspective on her life and those of her children.

This story is a fictionalized composite, drawn from news accounts of patients with breast cancer.

breastcancer

At Myriad, we are doing something about it

Myriad scientists discovered the BRCA1 and BRCA2 genes. We then designed a test that was, to our knowledge, the most sophisticated medical laboratory analysis ever produced. It required sequencing DNA, in a massively parallel process, and the management of enormous amounts of data. A large team of bioinformatics specialists and programmers was set to work on the challenge. We built a specialized sales force of approximately 100 individuals with expertise in genetics and cancer, offering cancer care physicians the most accurate test available in any setting for detecting mutations in the breast and ovarian cancer genes. This high quality, resource intensive approach was the only appropriate solution to Myriad Genetics. Any shortcuts would be unacceptable. The response from the cancer and genetics community has been gratifying. Myriad's BRACAnalysis® test has now produced 27 consecutive quarters of revenue growth with an annual compound rate of 30%. We are proud of the contribution the knowledge we provide has made to women around the world at risk of breast or ovarian cancer.

We have taken the same no-shortcuts approach with colon cancer and melanoma skin cancer predictive medicine. Our Colaris® and Colaris AP™ products are essential in making a hereditary colon cancer diagnosis and providing appropriate care. Melaris®, for hereditary melanoma skin cancer, provides disease risk information for informed decision making. We are working on adding prostate cancer, diabetes, depression and others to the list. There is tremendous untapped potential to diagnose and prevent genetic-based disease, and Myriad is doing something about it.





Dr. Brian Ward

Senior Vice President of Operations and Laboratory Director for Myriad Genetic Laboratories, Inc.





Dr. Brian Ward talks about the clinical work that Myriad has been doing in breast cancer.

Could you give us some background about breast cancer and Myriad's work in the area?

The results of our predictive medicine tests help individuals reduce their risk of developing certain kinds of cancer. Our most recognized work is in breast and ovarian cancer. We know that about 10 percent of all breast cancer is caused by a mutation in either of two genes. We refer to these genes as BRCA1 and BRCA2, and they were discovered here at Myriad Genetics. If one parent has a mutation in one of these genes, his or her child has a 50/50 chance of inheriting it. With such a mutation, the risk for getting breast cancer is very high, as much as 87 percent over a lifetime. Families in which this mutation has been passed along may have multiple cases of breast and ovarian cancer across the generations.

What kind of work is done in your laboratories?

Myriad analyzes the genetic and clinical data of individuals who come from families with a high risk of cancer. We use a highly sophisticated laboratory process to look for abnormal changes in DNA. Most of our results are straightforward—positive or negative. But we also have challenging cases where some of the data is difficult to interpret. We look at the pattern of how the disease goes through the family, then we do mathematical modeling in the family to help us further analyze risk. When appropriate, we use a combination of methods to reach a conclusion that is appropriate for the individual.

When you have identified an abnormal gene, what do you do next?

Genetics is family medicine, and we offer an important clinical tool to support the individual and the family in determining and reducing their disease risks. People with abnormal genes and a family history of cancer have important choices to make. In this situation, they must look carefully at aggressive treatments and prevention strategies. The results of our tests give them information that better prepares them for making these decisions. The decisions can be made knowledgeably, with confidence, when they have the accurate test results that we provide.

What do you find most exciting about your work?

As geneticists we understand that our scientific work is based on data that we receive about individuals, their medical condition, and their family history. In general, people in clinical medicine take a great deal of pride in reviewing patient cases because we understand the personal impact of our work. I also personally enjoy being involved in an emerging technology—no one else in the world is doing this kind of exacting clinical work. We have the most automated laboratory in the world, and our accuracy is unparalleled. I have the privilege of introducing new technologies that provide people with meaningful data to help them with the challenges of cancer and its treatment.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our consolidated financial data as of and for each of the five years ended June 30, 2003. The selected consolidated financial data as of and for each of the five years ended June 30, 2003 have been derived from our consolidated financial statements. Consolidated balance sheets as June 30, 2003 and 2002, as well as consolidated statements of operations for the years ended June 30, 2003, 2002, and 2001 and the report thereon are included elsewhere in this Annual Report on Form 10-K. The information below should be read in conjunction with the audited consolidated financial statements (and notes thereon) and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in Item 7.

Years Ended June 30,	2003	2002	2001	2000	1999
In thousands, except per share amounts					
Consolidated Statement of Operations Data					
Predictive medicine revenue	$ 34,683	$ 26,821	$ 17,091	$ 8,793	$ 5,220
Research revenue	27,822	27,015	28,071	25,220	20,093
Related party research revenue	1,816	—	—	—	—
Total research revenue	29,638	27,015	28,071	25,220	20,093
Total revenues	64,321	53,836	45,162	34,013	25,313
Costs and expenses:					
Predictive medicine cost of revenue	12,553	10,717	7,403	3,986	3,066
Research and development expense	47,589	36,295	33,818	28,099	23,452
Selling, general and administrative expense	31,525	25,484	17,078	13,475	11,106
Total costs and expenses	91,667	72,496	58,299	45,560	37,624
Operating loss	(27,346)	(18,660)	(13,137)	(11,547)	(12,311)
Other income (expense):					
Interest income	2,900	5,385	6,851	3,208	2,349
Interest expense	—	—	—	—	(6)
Other	38	(214)	(305)	(383)	(27)
Loss before income taxes	(24,408)	(13,489)	(6,591)	(8,722)	(9,995)
Income taxes	417	500	583	—	—
Net loss	$ (24,825)	$ (13,989)	$ (7,174)	$ (8,722)	$ (9,995)
Basic and diluted net loss per share	$ (0.96)	$ (0.59)	$ (0.31)	$ (0.43)	$ (0.53)
Basic and diluted weighted average shares outstanding	25,730	23,660	22,815	20,220	18,782

As of June 30,	2003	2002	2001	2000	1999
Consolidated Balance Sheet Data					
Cash, cash equivalents and marketable investment securities	$126,292	$124,243	$145,955	$ 88,656	$ 38,926
Working capital	83,486	56,834	104,615	57,263	8,348
Total assets	182,823	157,390	172,145	106,375	53,551
Stockholders' equity	163,486	128,869	139,562	77,707	48,216

QUARTERLY FINANCIAL DATA

(Unaudited)

Quarters Ended,	June 30, 2003	March 31, 2003	December 31, 2002	September 30, 2002
In thousands, except per share amounts				
Consolidated Statement of Operations Data				
Predictive medicine revenue	$ 9,354	$ 9,314	$ 8,151	$ 7,864
Research revenue	5,971	6,432	8,406	7,015
Related party research revenue	380	342	462	632
Total research revenue	6,351	6,774	8,868	7,647
Total revenues	15,705	16,088	17,019	15,511
Costs and expenses:				
Predictive medicine cost of revenue	3,277	3,361	2,995	2,921
Research and development expense	13,372	11,053	12,218	10,946
Selling, general and administrative expense	6,729	7,785	9,295	7,716
Total costs and expenses	23,378	22,199	24,508	21,583
Operating loss	(7,673)	(6,111)	(7,489)	(6,072)
Other income (expense):				
Interest income	631	701	725	842
Other	3	1	(5)	39
Loss before income taxes	(7,039)	(5,409)	(6,769)	(5,191)
Income taxes	42	125	125	125
Net loss	$ (7,081)	$ (5,534)	$ (6,894)	$ (5,316)
Basic and diluted net loss per share	$ (0.26)	$ (0.20)	$ (0.27)	$ (0.22)
Basic and diluted weighted average shares outstanding	27,041	27,012	25,081	23,827

Quarters Ended,	June 30, 2002	March 31, 2002	December 31, 2001	September 30, 2001
In thousands, except per share amounts				
Consolidated Statement of Operations Data				
Predictive medicine revenue	$ 7,680	$ 7,255	$ 6,368	$ 5,517
Research revenue	6,432	5,803	7,107	7,673
Related party research revenue	—	—	—	—
Total research revenue	6,432	5,803	7,107	7,673
Total revenues	14,112	13,058	13,475	13,190
Costs and expenses:				
Predictive medicine cost of revenue	3,031	2,848	2,565	2,272
Research and development expense	10,681	8,740	8,612	8,261
Selling, general and administrative expense	7,868	5,912	6,081	5,624
Total costs and expenses	21,580	17,500	17,258	16,157
Operating loss	(7,468)	(4,442)	(3,783)	(2,967)
Other income (expense):				
Interest income	959	1,077	1,419	1,931
Other	(214)	(6)	29	(24)
Loss before income taxes	(6,723)	(3,371)	(2,335)	(1,060)
Income taxes	125	125	125	125
Net loss	$ (6,848)	$ (3,496)	$ (2,460)	$ (1,185)
Basic and diluted net loss per share	$ (0.29)	$ (0.15)	$ (0.10)	$ (0.05)
Basic and diluted weighted average shares outstanding	23,791	23,763	23,608	23,483

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a leading biopharmaceutical company focused on the development of novel therapeutic products and the development and marketing of predictive medicine products. We employ a number of proprietary technologies that permit us to identify genes, their related proteins and the biological pathways they form. We use this information to better understand the role proteins play in the onset and progression of human disease.

We believe that the future of medicine lies in the creation of new classes of drugs that prevent disease from occurring or progressing and that treat the cause, not just the symptoms, of disease. In addition, we believe that advances in the emerging field of predictive medicine will improve our ability to determine which patients are subject to a greater risk of developing these diseases and who therefore should receive these new preventive medicines.

Myriad researchers have made important discoveries in the fields of cancer, Alzheimer's disease, viral diseases such as HIV, depression, and obesity. These discoveries point to novel disease pathways that may pave the way for the development of new drugs. Flurizan™ (MPC-7869), our lead therapeutic candidate for the treatment of prostate cancer, is currently in a large, multi-center human clinical trial. We are also conducting a Phase I human clinical trial for the evaluation of MPC-7869 for the treatment of Alzheimer's disease. The Phase I study will evaluate the safety of MPC-7869 in healthy older volunteers and is being conducted at the Mayo Clinic and the University of California, San Diego. We recently initiated a Phase II human clinical study in Europe and Canada to assess the efficacy of MPC-7869 in patients with mild to moderate Alzheimer's disease. We intend to independently develop and, subject to regulatory approval, market our therapeutic products, particularly in the area of cancer, viral disease, and Alzheimer's disease.

We also have developed and commercialized a number of innovative predictive medicine products; including BRACAnalysis®, which assesses a woman's risk of developing breast and ovarian cancer, COLARIS® and COLARIS AP™, which determine a person's risk of developing colon cancer, and MELARIS®, which assesses a person's risk of developing malignant melanoma, a deadly form of skin cancer. In the United States we market these products using our own 100 person internal sales force. We have complemented our internal sales and marketing efforts through a marketing collaboration with Laboratory Corporation of America Holdings to sell our products to primary care physicians. Revenues from these proprietary products were $34.7 million for the year ended June 30, 2003.

We have devoted substantially all of our resources to undertaking our drug discovery and development programs, operating our predictive medicine business, and continuing our research and development efforts. Our revenues have consisted primarily of sales of predictive medicine products, research payments, upfront fees, and milestone payments. We have yet to attain profitability and, for the year ended June 30, 2003, we had a net loss of $24.8 million. As of June 30, 2003 we had an accumulated deficit of $98.7 million.

We expect to incur losses for at least the next several years, primarily due to the expansion of our drug discovery and development efforts, the initiation and continuing conduct of human clinical trials, the launch of new predictive medicine products, the continuation of our internal research and development programs, and expansion of our facilities. Additionally, we expect to incur substantial sales, marketing and other expenses in connection with building our pharmaceutical and predictive medicine businesses. We expect that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial.

Critical Accounting Policies

Critical accounting policies are those policies which are both important to the portrayal of a company's financial condition and results and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our critical accounting policies are as follows:

- revenue recognition;
- allowance for doubtful accounts; and
- investments in privately-held companies.

Revenue Recognition

We apply the provisions of Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 101, *Revenue Recognition* (SAB 101) to all our revenue transactions. In applying the principles of SAB 101 to our research and technology licensing agreements we consider the terms and conditions of each agreement separately to arrive at a proportional performance methodology of recognizing revenue. Such methodologies involve recognizing revenue in accordance with the percentage-of-completion method of accounting and following the guidance in Statement of Position 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts,* as well as other proportional performance methodologies as considered appropriate. Percent complete is estimated based on costs incurred relative to total estimated contract costs. We make adjustments, if necessary, to the estimates used in the percentage-of-completion method of accounting as work progresses and we gain experience. Our estimates of total contract costs include assumptions, such as estimated research hours to complete, materials costs, and other direct and indirect costs. Actual results may vary significantly from our estimates. Revenues related to up-front payments and technology license fees when continuing involvement or research services are required of us are recognized over the period of performance.

Predictive medicine revenues include revenues from the sale of predictive medicine products and related marketing agreements. Predictive medicine revenue is recognized upon completion of the test and communication of results. Up-front payments related to marketing agreements are recognized ratably over the life of the agreement.

Allowance for Doubtful Accounts

The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amount of assets at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Trade accounts receivable are comprised of amounts due from sales of our predictive medicine products. We analyze trade accounts receivable and consider historic experience, customer creditworthiness, facts and circumstances specific to outstanding balances, and payment term changes when evaluating the adequacy of the allowance for doubtful accounts. Changes in these factors could result in material adjustments to the expense recognized for bad debt.

Investments in Privately-Held Companies

We review the valuation of our investments in privately-held biotechnology and pharmaceutical companies for possible impairment as changes in facts and circumstances indicate that impairment should be assessed. The amount of impairment, if any, and valuation of these investments are based on our estimates and, in certain circumstances, the completion of independent, third-party appraisals of the investments. Inherent in these estimates and appraisals are assumptions such as the comparability of the investee to similar publicly traded companies, the value of the investee's underlying research and development efforts, the likelihood that the investee's current research projects will result in a marketable product, and the investee's expected future cash flows. Accordingly, the amount recognized by us upon ultimate liquidation of these investments may vary significantly from the estimated fair values at June 30, 2003.

Recent Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* FIN 45 clarifies and expands existing disclosure requirements for guarantees, including loan guarantees. The provisions of FIN 45 are effective for financial statements issued after December 15, 2002. The adoption of FIN 45 did not have a material impact on our business, results of operations, financial position, or liquidity.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities.* This interpretation establishes new guidelines for consolidating entities in which a parent company may not have majority voting control, but bears residual economic risks or is entitled to receive a majority of the entity's residual returns, or both. As a result, certain subsidiaries that were previously not consolidated under the provisions of Accounting Research Bulletin No. 51 may now require consolidation with the parent company. This interpretation applies in the first year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We are currently evaluating this interpretation but do not expect that it will have a material effect on our business, results of operations, financial position, or liquidity.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.* This statement is effective for contracts entered into or modified after June 30, 2003. We are currently evaluating this statement but do not expect that it will have a material effect on our business, results of operations, financial position, or liquidity.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity* (SFAS 150). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We are currently evaluating this statement but do not expect that it will have a material effect on our business, results of operations, financial position, or liquidity.

Results of Operations

Years ended June 30, 2003 and 2002

Predictive medicine revenue for our fiscal year ended June 30, 2003 was $34.7 million compared to $26.8 million for the prior fiscal year, an increase of 29%. Predictive medicine revenue is comprised of sales of predictive medicine products and marketing fees from our predictive medicine product marketing partners. Increased sales and marketing efforts and wider acceptance of our products by the medical community have resulted in increased revenues for the year ended June 30, 2003. However, there can be no assurance that predictive medicine revenue will continue to increase at historical rates.

Total research revenue for our fiscal year ended June 30, 2003 was $29.6 million compared to $27.0 million for the prior fiscal year. Related party research revenue included in total research revenue for the fiscal year ended June 30, 2003 was $1.8 million. Related party research revenue is comprised of certain scientific outsourcing services performed for Myriad Proteomics, Inc., which is 49% owned by us. Research revenue is comprised of research payments received pursuant to collaborative agreements, amortization of upfront fees and milestone payments. This increase of 10% in total research revenue is primarily attributable to revenue recognized from our DuPont and Abbott Laboratories collaborations, including a $1 million milestone recognized and received from Abbott Laboratories for the discovery of a gene involved in depression. Research revenue from our research collaboration agreements is generally recognized as related costs are incurred. Consequently, as these programs progress and costs increase or decrease, revenues increase or decrease proportionately.

Predictive medicine cost of revenue for our fiscal year ended June 30, 2003 was $12.6 million compared to $10.7 million for the prior fiscal year. This increase of 17% in predictive medicine cost of revenue is primarily due to the 29% increase in predictive medicine revenue for the fiscal year ended June 30, 2003 compared to prior fiscal year. Gross margin percent for the fiscal year ended June 30, 2003 was 64% compared to 60% for the prior fiscal year. This increase in gross margin percent resulted from technology improvements and gains in efficiencies in the operations of our predictive medicine business.

Research and development expenses for our fiscal year ended June 30, 2003 were $47.6 million compared to $36.3 million for the prior fiscal year. This increase of 31% was primarily due to increased costs associated with our ongoing clinical trials in prostate cancer and Alzheimer's disease, other drug development programs, and increased research efforts associated with our Dupont and Abbott Laboratories collaborations.

Selling, general and administrative expenses for our fiscal year ended June 30, 2003 were $31.5 million compared to $25.5 million for the prior fiscal year. Selling, general and administrative expenses consist primarily of salaries, commissions and related personnel costs for sales, marketing, executive, legal, finance, accounting, human resources and business development personnel, allocated facilities expenses and other corporate expenses. This increase of 24% was attributable to marketing costs related to our direct-to-consumer campaign and general increases in personnel and costs related to the support of our predictive medicine business and drug development efforts. We expect our selling, general and administrative expenses will continue to fluctuate depending on the number and scope of new product launches and our drug discovery and drug development efforts.

Cash, cash equivalents, and marketable investment securities increased $2.1 million or 2% from $124.2 million at June 30, 2002 to $126.3 million at June 30, 2003. This increase in cash, cash equivalents, and marketable investment securities is primarily attributable to the public offering of $57.1 million (net proceeds) of our common stock in November 2002. This increase was mostly offset by capital expenditures for research equipment, leasehold improvements for our new research facilities, increased expenditures for our internal drug development programs and other expenditures incurred in the ordinary course of business. As a result of declining interest rates, interest income for our fiscal year ended June 30, 2003 was $2.9 million compared to $5.4 million for the prior fiscal year, a decrease of 46%.

Years Ended June 30, 2002 and 2001

Predictive medicine revenue for our fiscal year ended June 30, 2002 was $26.8 million, an increase of 57% or $9.7 million over the prior fiscal year. Predictive medicine revenue is comprised of sales of predictive medicine products and marketing fees from our predictive medicine product marketing partners. Increased sales and marketing efforts and wider acceptance of our products by the medical community have resulted in increased revenues for the fiscal year ended June 30, 2002. However, there can be no assurance that predictive medicine revenues will continue to increase at historical rates.

Research revenue for our fiscal year ended June 30, 2002 was $27.0 million compared to $28.1 million for the fiscal year ended June 30, 2001. Research revenue is comprised of research payments received pursuant to collaborative agreements, amortization of license fees and milestone payments. This decrease of 4% in research revenue is primarily attributable to greater emphasis on our internal research and drug development programs, performing research for Myriad Proteomics, and the successful completion of the Bayer and TMRI collaborations in December 2001. Partially offsetting the overall decrease in research revenue were revenues from our new collaborations with Abbott Laboratories and DuPont, both entered into in March 2002. Research revenue from our research collaboration agreements is generally recognized as related costs are incurred. Consequently, as these programs progress and costs increase or decrease, revenues increase or decrease proportionately.

Research and development expenses for the fiscal year ended June 30, 2002 were $36.3 million compared to $33.8 million for the prior fiscal year. The increase of 7% was primarily due to increased costs associated with our ongoing clinical trial for Flurizan™ and increased research spending for our ongoing drug discovery efforts in Myriad Pharmaceuticals. Research and development expenses were partially offset by reimbursement for research we performed for Myriad Proteomics as part of a scientific outsourcing agreement. For the fiscal year ended June 30, 2002, research and development expenses were reduced by $5.5 million as a result of these scientific outsourcing services.

Selling, general and administrative expenses for the fiscal year ended June 30, 2002 were $25.5 million compared to $17.1 million for the prior fiscal year. Selling, general and administrative expenses consist primarily of salaries, commissions and related personnel costs for sales, marketing, executive, legal, finance, accounting, human resources, information technology, and business development personnel, allocated facilities expenses and other corporate expenses. The increase of 49% was primarily attributable to increases in our sales force from 75 to 106 sales representatives, the launch of two new predictive medicine products, and marketing costs related to our direct-to-consumer campaign to support our predictive medicine business. We expect this larger sales force and related marketing efforts to enable us to increase awareness of our predictive medicine business. We expect our selling, general and administrative expenses will continue to fluctuate dependent on the number and scope of new product launches and our drug discovery and development efforts.

Cash, cash equivalents, and marketable investment securities decreased $21.7 million or 15% from $146.0 million at June 30, 2001 to $124.2 million at June 30, 2002. This decrease in cash, cash equivalents, and marketable investment securities is primarily attributable to increased expenditures for our internal drug development programs and other expenditures incurred in the ordinary course of business. As a result of the our decreased cash position and declining interest rates, interest income for the fiscal year ended June 30, 2002 was $5.4 million compared to $6.9 million for the fiscal year ended June 30, 2001, a decrease of 22%.

Liquidity and Capital Resources

Net cash used in operating activities was $46.5 million during the fiscal year ended June 30, 2003 compared to $16.3 million used in operating activities during the prior fiscal year. Trade receivables increased $6.1 million between June 30, 2002 and June 30, 2003, primarily due to the 29% increase in predictive medicine sales during the same period. Other receivables increased $9.0 million between June 30, 2002 and June 30, 2003, primarily due to amounts receivable from DuPont for research performed under our research collaboration agreement. Prepaid expenses increased $2.9 million between June 30, 2002 and June 30, 2003 due to advance payments to purchase lab supplies at a discount. Accounts payable increased by $2.0 million between June 30, 2002 and June 30, 2003, primarily as a result of purchases of equipment and lab supplies. Accrued liabilities increased by $1.3 million between June 30, 2002 and June 30, 2003 primarily due to payroll and royalty accruals. Related party payables decreased $1.0 million between June 30, 2002 and June 30, 2003 due to payments made for equipment purchased from Myriad Proteomics. Deferred revenue, representing the difference in collaborative payments received and research revenue recognized, decreased by $11.5 million between June 30, 2002 and June 30, 2003.

Our investing activities used cash of $12.0 million during the fiscal year ended June 30, 2003 and provided cash of $38.1 million during the prior fiscal year. Investing activities were comprised primarily of changes to marketable investment securities and capital expenditures for research equipment. Other assets increased $2.9 million between June 30, 2002 and June 30, 2003 due to the acquisition of intellectual property and a library of chemical compounds. During the fiscal year ended June 30, 2003, we shifted a portion of our investments from marketable investment securities to cash and cash equivalents due to changes in interest rates.

Financing activities provided $59.0 million during the fiscal year ended June 30, 2003 and provided cash of $3.4 million in the prior fiscal year. On November 26, 2002, we received $57.1 million in net proceeds from an underwritten offering of 3 million shares of our common stock pursuant to our outstanding shelf registration statement on Form S-3 (Registration No. 333-73124). Morgan Stanley & Co. Incorporated served as the sole underwriter of the offering. Following the offering we have approximately $193 million of securities available for sale under the shelf registration statement. During the fiscal year ended June 30, 2003 additional funds were received from the exercise of stock options and warrants.

We believe that with our existing capital resources, we will have adequate funds to maintain our current and planned operations for at least the next two years, although no assurance can be given that changes will not occur that would consume available capital resources before such time. Our future capital requirements will be substantial and will depend on many factors, including:

- the progress of our preclinical and clinical activities;
- the progress of our research and development programs;
- the progress of our drug discovery and drug development programs;
- the cost of developing and launching additional predictive medicine products;
- the costs of filing, prosecuting and enforcing patent claims;
- the costs associated with competing technological and market developments;
- the payments received under collaborative agreements and changes in collaborative research relationships;
- the costs associated with potential commercialization of our discoveries, if any, including the development of manufacturing, marketing and sales capabilities; and
- the cost and availability of third-party financing for capital expenditures and administrative and legal expenses.

Because of our significant long-term capital requirements, we intend to raise funds when conditions are favorable, even if we do not have an immediate need for additional capital at such time.

Effects of Inflation

We do not believe that inflation has had a material impact on our business, sales, or operating results during the periods presented.

Quantitative and Qualitative Disclosures About Market Risk

We maintain an investment portfolio in accordance with our Investment Policy. The primary objectives of our Investment Policy are to preserve principal, maintain proper liquidity to meet operating needs and maximize yields. Our Investment Policy specifies credit quality standards for our investments and limits the amount of credit exposure to any single issue, issuer or type of investment.

Our investments consist of securities of various types and maturities of three years or less, with a maximum average maturity of 12 months. These securities are classified either as available-for-sale or held-to-maturity. Available-for-sale securities are recorded on the balance sheet at fair market value with unrealized gains or losses reported as part of accumulated other comprehensive loss. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Gains and losses on investment security transactions are reported on the specific-identification method. Dividend and interest income are recognized when earned. A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary results in a charge to earnings and establishes a new cost basis for the security. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method.

The securities held in our investment portfolio are subject to interest rate risk. Changes in interest rates affect the fair market value of the marketable investment securities. After a review of our marketable securities as of June 30, 2003, we have determined that in the event of a hypothetical ten percent increase in interest rates, the resulting decrease in fair market value of our marketable investment securities would be insignificant to the consolidated financial statements as a whole.

Certain Factors That May Affect Future Results of Operations

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This Annual Report contains such "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this Annual Report, and they may also be made a part of this Annual Report by reference to other documents filed with the Securities and Exchange Commission, which is known as "incorporation by reference."

Words such as "may," "anticipate," "estimate," "expects," "projects," "intends," "plans," "believes" and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. All forward-looking statements are management's present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, among other things: our inability to further identify, develop and achieve commercial success for new products and technologies, the possibility of delays in the research and development necessary to select drug development candidates and delays in clinical trials; the risk that clinical trials may not result in marketable products; the risk that we may be unable to successfully finance and secure regulatory approval of and market our drug candidates; our dependence upon pharmaceutical and biotechnology collaborations; the levels and timing of payments under our collaborative agreements; uncertainties about our ability to obtain new corporate collaborations and acquire new technologies on satisfactory terms, if at all; the development of competing systems; our ability to protect our proprietary technologies; patent-infringement claims; risks of new, changing and competitive technologies and regulations in the United States and internationally. Please also see the discussion of risks and uncertainties under "Risk Factors" in Item 1 of this Report.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this Annual Report or in any document incorporated by reference might not occur. Stockholders are cautioned not to place undue reliance on the forward-looking statements, which speak only of the date of this Annual Report or the date of the document incorporated by reference in this Annual Report. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to the Company or to any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

CONSOLIDATED BALANCE SHEETS

June 30,	2003	2002
In thousands, except per share amounts		
Assets		
Current assets:		
Cash and cash equivalents	$ 61,603	$ 61,067
Marketable investment securities	11,172	12,008
Prepaid expenses	7,740	4,827
Trade accounts receivable, less allowance for doubtful accounts of $895 in 2003 and $505 in 2002	12,917	7,233
Other receivables	9,241	220
Related party receivables	150	—
Total current assets	102,823	85,355
Equipment and leasehold improvements:		
Equipment	31,826	26,409
Leasehold improvements	7,531	5,384
	39,357	31,793
Less accumulated depreciation and amortization	20,675	16,360
Net equipment and leasehold improvements	18,682	15,433
Long-term marketable investment securities	53,517	51,168
Other assets	7,801	5,434
	$ 182,823	$ 157,390
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 11,454	$ 9,462
Related party payable	—	1,038
Accrued liabilities	4,925	3,591
Deferred revenue	2,958	14,430
Total current liabilities	19,337	28,521
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value. Authorized 5,000 shares; no shares issued and outstanding	—	—
Common stock, $0.01 par value. Authorized 60,000 shares; issued and outstanding 27,079 shares in 2003 and 23,817 shares in 2002	271	238
Additional paid-in capital	261,155	202,149
Accumulated other comprehensive income	711	308
Accumulated deficit	(98,651)	(73,826)
Total stockholders' equity	163,486	128,869
	$ 182,823	$ 157,390

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended June 30,	2003	2002	2001
In thousands, except per share amounts			
Predictive medicine revenue	$ 34,683	$ 26,821	$ 17,091
Research revenue	27,822	27,015	28,071
Related party research revenue	1,816	—	—
Total research revenue	29,638	27,015	28,071
Total revenues	64,321	53,836	45,162
Costs and expenses:			
Predictive medicine cost of revenue	12,553	10,717	7,403
Research and development expense	47,589	36,295	33,818
Selling, general, and administrative expense	31,525	25,484	17,078
Total costs and expenses	91,667	72,496	58,299
Operating loss	(27,346)	(18,660)	(13,137)
Other income (expense):			
Interest income	2,900	5,385	6,851
Other	38	(214)	(305)
Loss before income taxes	(24,408)	(13,489)	(6,591)
Income taxes	417	500	583
Net loss	$ (24,825)	$ (13,989)	$ (7,174)
Basic and diluted loss per common share	$ (0.96)	$ (0.59)	$ (0.31)
Basic and diluted weighted average shares outstanding	25,730	23,660	22,815

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS

Years ended June 30, 2003, 2002, and 2001
In thousands

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Comprehensive Income (Loss)	Stockholders' Equity
Balances at June 30, 2000	21,866	$ 219	$ 130,235	$ (85)	$ (52,663)		$ 77,706
Issuance of common stock for cash upon exercise of options and warrants	811	8	4,961	—	—	—	4,969
Issuance of common stock for cash, net of offering costs	765	7	63,604	—	—	—	63,611
Net loss	—	—	—	—	(7,174)	(7,174)	(7,174)
Unrealized gains (losses) on marketable investment securities:							
Unrealized holding gains arising during year	—	—	—	—	—	449	—
Less classification adjustment for losses included in net loss	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	449	—	449	449
Comprehensive loss	—	—	—	—	—	$ (6,725)	—
Balances at June 30, 2001	23,442	234	198,800	364	(59,837)		139,561
Issuance of common stock for cash	375	4	3,349	—	—	—	3,353
Net loss	—	—	—	—	(13,989)	(13,989)	(13,989)
Unrealized gains (losses) on marketable investment securities:							
Unrealized holding losses arising during period	—	—	—	—	—	(64)	—
Less classification adjustment for gains included in net loss	—	—	—	—	—	8	—
Other comprehensive loss	—	—	—	(56)	—	(56)	(56)
Comprehensive loss	—	—	—	—	—	$ (14,045)	—
Balances at June 30, 2002	23,817	238	202,149	308	(73,826)		128,869
Issuance of common stock for cash upon exercise of options and warrants	262	3	1,895	—	—	—	1,898
Issuance of common stock for cash, net of offering costs of $159	3,000	30	57,111	—	—	—	57,141
Net loss	—	—	—	—	(24,825)	(24,825)	(24,825)
Unrealized gains (losses) on marketable investment securities:							
Unrealized holding gains arising during period	—	—	—	—	—	370	—
Less classification adjustment for gains included in net loss	—	—	—	—	—	33	—
Other comprehensive income	—	—	—	403	—	403	403
Comprehensive loss	—	—	—	—	—	$ (24,422)	—
Balances at June 30, 2003	27,079	$ 271	$ 261,155	$ 711	$ (98,651)		$ 163,486

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended June 30, *In thousands*	2003	2002	2001
Cash Flows from Operating Activities			
Net loss	$ (24,825)	$ (13,989)	$ (7,174)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	5,275	4,496	3,729
Loss (gain) on disposition/impairment of assets	(5)	222	305
Gain on sale of investment securities	(33)	(8)	—
Bad debt expense	390	250	110
Changes in operating assets:			
Prepaid expenses	(2,913)	(608)	(1,540)
Trade receivables	(6,074)	(3,849)	(1,392)
Other receivables	(9,021)	95	84
Related party receivables	(150)	1,811	(1,812)
Other assets	—	(670)	—
Accounts payable	1,992	(196)	5,395
Accrued liabilities	1,334	509	(1,823)
Related party payable	(1,038)	1,038	—
Deferred revenue	(11,472)	(5,413)	343
Net cash used in operating activities	(46,540)	(16,312)	(3,775)
Cash Flows from Investing Activities			
Capital expenditures	(8,036)	(6,853)	(5,255)
Investments in other companies	—	(2,482)	(2,700)
Proceeds from sale of investments in other companies	—	630	—
Increase in other assets	(2,850)	—	—
Purchases of investment securities held-to-maturity	—	(8,514)	(119,683)
Maturities of investment securities held-to-maturity	4,752	14,123	126,611
Purchases of investment securities available-for-sale	(51,784)	(81,243)	(129,652)
Maturities/sales of investment securities available-for-sale	45,955	122,428	45,595
Net cash provided by (used in) investing activities	(11,963)	38,089	(85,084)
Cash Flows from Financing Activities			
Net proceeds from issuance of common stock	59,039	3,353	68,581
Net cash provided by financing activities	59,039	3,353	68,581
Net increase (decrease) in cash and cash equivalents	536	25,130	(20,278)
Cash and cash equivalents at beginning of year	61,067	35,937	56,215
Cash and cash equivalents at end of year	$ 61,603	$ 61,067	$ 35,937
Supplemental Disclosures of Noncash Investing and Financing Activities			
Fair value adjustment on marketable investment securities charged to stockholders' equity	$ 403	$ (56)	$ 449

See accompanying notes to consolidated financial statements.

NOTE 1 Summary of Significant Accounting Policies

(a) Organization and Business Description
Myriad Genetics, Inc. and subsidiaries (collectively, the Company) is a leading biopharmaceutical company focused on the development of novel therapeutic products and the development and marketing of predictive medicine products. The Company employs a number of proprietary technologies that permit it to identify genes, their related proteins, and the biological pathways they form. The Company uses this information to understand the role they play in the onset and progression of major human disease. The Company's operations are located in Salt Lake City, Utah.

(b) Principles of Consolidation
The consolidated financial statements presented herein include the accounts of Myriad Genetics, Inc. and its wholly owned subsidiaries, Myriad Genetic Laboratories, Inc., Myriad Pharmaceuticals, Inc., and Myriad Financial, Inc. All intercompany amounts have been eliminated in consolidation.

(c) Cash Equivalents
Cash equivalents of $48.6 million and $48.1 million at June 30, 2003 and 2002, respectively, consist of short-term securities. The Company considers all highly liquid debt instruments with maturities at date of purchase of 90 days or less to be cash equivalents.

(d) Equipment and Leasehold Improvements
Equipment and leasehold improvements are stated at cost. Depreciation and amortization are computed using the straight-line method based on the lesser of estimated useful lives of the related assets or lease terms. Equipment items have depreciable lives from five to seven years. Leasehold improvements are depreciated over the associated lease terms, which range from three to ten years.

(e) Impairment of Long-Lived Assets
The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(f) Income Taxes
Income taxes are recorded using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(g) Revenue Recognition
The Company applies the provisions of Securities and Exchange Commission Staff Accounting Bulletin No. 101, *Revenue Recognition* (SAB 101) to all of its revenue transactions.

Research revenues include revenues from research and technology licensing agreements. In applying the principles of SAB 101 to research and technology license agreements the Company considers the terms and conditions of each agreement separately to arrive at a proportional performance methodology of recognizing revenue. Such methodologies involve recognizing revenue in accordance with the percentage-of-completion method of accounting and following the guidance in Statement of Position 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts,* as well as other proportional methodologies as considered appropriate. Percent complete is estimated based on costs incurred relative to total estimated contract costs. The Company makes adjustments, if necessary, to the estimates used in the percentage-of-completion method of accounting as work progresses and the Company gains experience. Our estimates of total contract costs include assumptions, such as estimated research hours to complete, material costs, and other direct and indirect costs. Actual results may vary significantly from our estimates. Payments received on uncompleted long-term research contracts may be greater than or less than incurred costs and estimated earnings and have been recorded as other receivables or deferred revenues in the accompanying consolidated balance sheets. Revenues related to up-front payments and technology license fees when continuing involvement or research services are required of us are recognized over the period of performance.

Predictive medicine revenues include revenues from the sale of predictive medicine products and related marketing agreements. Predictive medicine revenue is recognized upon completion of the test and communication of results. Payments received in advance of predictive medicine work performed are recorded as deferred revenue. Up-front payments related to marketing agreements are recognized ratably over the life of the agreement.

(h) Net Loss per Common and Common Equivalent Share
Net loss per common share is computed based on the weighted average number of common shares and, as appropriate, dilutive potential common shares outstanding during the period. Stock options and warrants are considered to be potential common shares.

Basic loss per common share is the amount of loss for the period available to each share of common stock outstanding during the reporting period. Diluted loss per share is the amount of loss for the period available to each share of common stock outstanding during the reporting period and to each share that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during the period.

In calculating loss per common share the net loss and the weighted average common shares outstanding were the same for both the basic and diluted calculation.

For the years ended June 30, 2003, 2002, and 2001, there were antidilutive potential common shares of 4,922,144, 4,176,135, and 4,121,061, respectively. Accordingly, these potential common shares were not included in the computation of diluted loss per share for the years presented, but may be dilutive to future basic and diluted earnings per share.

(i) Use of Estimates
Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(j) Marketable Investment Securities
The Company accounts for marketable investment securities by grouping them into one of two categories: held-to-maturity or available-for-sale. Held-to-maturity securities are those securities that the Company has the ability and intent to hold until maturity. All other securities are classified as available-for-sale.

Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized.

Gains and losses on investment security transactions are reported on the specific-identification method. Dividend and interest income are recognized when earned. A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary results in a charge to earnings and establishes a new cost basis for the security. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method.

(k) Fair Value Disclosure
At June 30, 2003, the consolidated financial statements' carrying amount of the Company's financial instruments approximates fair value.

(l) Stock-Based Compensation
The Company has adopted the disclosure provisions of SFAS No. 123, *Accounting for Stock-Based Compensation* (SFAS 123). SFAS 123 permits entities to adopt a fair-value based method of accounting for stock options or similar equity instruments. However, it also allows an entity to continue measuring compensation cost for stock-based compensation using the intrinsic-value method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25). The Company has elected to continue to apply the provisions of APB 25 and provide pro forma disclosures required by SFAS 123. As such, no stock-based employee compensation cost is reflected in net loss, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

Years ended June 30,	2003	2002	2001
In thousands, except per share amounts			
Net loss, as reported	$ 24,825	$ 13,989	$ 7,174
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax related effects	25,532	21,078	12,227
Pro forma net loss	$ 50,357	35,067	19,401
Loss per share:			
Basic and diluted–as reported	$ 0.96	$ 0.59	$ 0.31
Basic and diluted–pro forma	$ 1.96	$ 1.48	$ 0.85

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2003, 2002, and 2001, respectively: risk-free interest rates of 3.0%, 4.3%, and 5.2%, expected dividend yields of 0% for all years; expected lives of 6.0 years, 6.0 years, and 6.3 years, and expected volatility of 72%, 82%, and 93%, respectively.

(m) Other Assets

Other assets are comprised of purchased intellectual property, investments in privately held biotechnology and pharmaceutical companies, and a purchased library of chemical compounds. The private biotechnology and pharmaceutical company investments are both accounted for under the cost method. Management reviews the valuation of both investments for possible impairment as changes in facts and circumstances indicate that impairment should be assessed. For the year ended June 30, 2003, the valuation of these investments were based on management's estimates and the completion of an independent, third-party appraisal. Accordingly, the amount recognized by the Company upon the ultimate liquidation of this investment may vary significantly from the estimated fair value at June 30, 2003. The library of chemical compounds and related purchased intellectual property are being amortized ratably over the expected useful life of five years.

(n) Trade Receivables and Allowance for Doubtful Accounts

Trade accounts receivable are comprised of amounts due from sales of our predictive medicine products and are recorded at the invoiced amount, net of discounts and allowances. The allowance for doubtful accounts is based on the Company's best estimate of the amount of probable losses in the Company's existing accounts receivable, which is based on historical write-off experience. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

NOTE 2 **Marketable Investment Securities**

The amortized cost, gross unrealized holding gains, gross unrealized holding losses, and fair value for available-for-sale and held-to-maturity securities by major security type and class of security at June 30, 2003 and 2002 were as follows:

	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
In thousands				
At June 30, 2003:				
Available-for-sale:				
Corporate bonds and notes	$ 43,336	$ 596	$ (17)	$ 43,915
Federal agency issues	10,699	20	(1)	10,718
Tax auction securities	2,500	—	—	2,500
Euro dollar bonds	7,443	113	—	7,556
	$ 63,978	$ 729	$ (18)	$ 64,689
At June 30, 2002:				
Held-to-maturity:				
U.S. government obligations	$ 2,543	$ 4	$ —	$ 2,547
Corporate bonds and notes	2,209	22	—	2,231
	$ 4,752	$ 26	$ —	$ 4,778
Available-for-sale:				
Corporate bonds and notes	$ 51,852	$ 372	$ (79)	$ 52,145
Euro dollar bonds	6,264	23	(8)	6,279
	$ 58,116	$ 395	$ (87)	$ 58,424

Maturities of debt securities classified as available-for-sale are as follows at June 30, 2003:

	Amortized Cost	Fair Value
In thousands		
Available-for-sale:		
Due within one year	$ 11,053	$ 11,172
Due after one year through three years	51,925	52,517
Due after three years through five years	1,000	1,000
	$ 63,978	$ 64,689

NOTE 3 **Leases**

The Company leases office and laboratory space and equipment under two noncancelable operating leases. Future minimum lease payments under these leases as of June 30, 2003 are as follows:

Fiscal year ending:	
In thousands	
2004	$ 3,934
2005	3,019
2006	3,019
2007	2,313
2008	2,078
Thereafter	12,027
	$ 26,390

Rental expense was $4.9 million in 2003, $4.6 million in 2002, and $4.4 million in 2001.

NOTE 4 *Stock-Based Compensation*

Prior to 1992, the Company granted nonqualified stock options to directors, employees, and other key individuals providing services to the Company. In 1992, the Company adopted the "1992 Employee, Director, and Consultant Fixed Stock Option Plan" (subsequently renamed the 2002 Amended and Restated Employee, Director and Consultant Stock Option Plan) and has reserved 8,000,000 shares of common stock for issuance upon the exercise of options that the Company plans to grant from time to time under this plan. The exercise price of options granted in 2003, 2002, and 2001 was equivalent to the estimated fair market value of the stock at the date of grant. The number of shares, terms, and exercise period are determined by the board of directors on an option-by-option basis. Options generally vest ratably over four or five years and expire ten years from date of grant. As of June 30, 2003, 726,848 shares are reserved for future grant under the 2002 plan.

A summary of activity is as follows:

	2003		2002		2001	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	4,110,635	$ 34.94	4,055,561	$ 34.03	3,826,748	$ 16.48
Plus options granted	1,257,100	17.34	825,764	39.00	1,299,784	71.03
Less:						
Options exercised	(167,903)	4.30	(344,073)	7.40	(805,528)	6.36
Options canceled or expired	(307,688)	37.81	(426,617)	56.34	(265,443)	46.17
Options outstanding at end of year	4,892,144	$ 31.29	4,110,635	$ 34.94	4,055,561	$ 34.03
Options exercisable at end of year	2,203,456	31.09	1,526,064	25.45	1,039,248	14.14
Weighted average fair value of options granted during the year		$ 11.39		$ 28.23		$ 56.35

The following table summarizes information about fixed stock options outstanding at June 30, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at June 30, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at June 30, 2003	Weighted Average Exercise Price
$ 3.50–10.74	1,413,369	6.75	$ 7.77	744,589	$ 6.30
11.97–25.06	1,618,798	7.33	21.40	632,198	19.53
25.36–70.00	1,305,615	8.09	49.38	518,805	52.93
$ 70.13–93.81	554,362	7.42	$ 77.56	307,864	$ 77.96
	4,892,144			2,203,456	

As of June 30, 2003, 30,000 warrants previously granted to placement agents were outstanding at a weighted average price of $40.00 per share.

NOTE 5 **Income Taxes**

The Company recorded $417,000, $500,000, and $583,000 of foreign income tax expense in 2003, 2002, and 2001, respectively. The difference between the expected tax benefit for all periods presented and the actual tax expense is primarily attributable to the effect of net operating losses being offset by an increase in the Company's valuation allowance, plus the effect of foreign income taxes in 2003, 2002, and 2001.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at June 30, 2003 and 2002 are presented below:

	2003	2002
In thousands		
Deferred tax assets:		
Net operating loss carryforwards	$ 67,928	$ 54,265
Unearned revenue	1,104	5,383
Research and development credits	6,455	3,853
Accrued liabilities and other	1,589	1,104
Capital loss carryforwards	—	34
Total gross deferred tax assets	77,076	64,639
Less valuation allowance	(76,813)	(63,718)
Net deferred tax assets	263	921
Deferred tax liability:		
Equipment, principally due to differences in depreciation	263	921
Total gross deferred tax liability	263	921
Net deferred tax liability	$ —	$ —

The net change in the total valuation allowance for the years ended June 30, 2003 and 2002 was an increase of $13.1 and $9.6 million, respectively. Approximately $36.7 million of deferred tax assets at June 30, 2003, if recognizable in future years, will be recognized as additional paid-in capital, and the remainder will be allocated as an income tax benefit to be reported in the consolidated statement of operations.

At June 30, 2003, the Company had total tax net operating losses of approximately $182.1 million and total research and development credit carryforwards of approximately $6.5 million, which can be carried forward to reduce federal income taxes. If not utilized, the tax loss and research and development credit carryforwards expire beginning in 2007 through 2023.

Under the rules of the Tax Reform Act of 1986, the Company has undergone changes of ownership, and consequently, the availability of the Company's net operating loss and research and experimentation credit carryforwards in any one year are limited. The maximum amount of carryforwards available in a given year is limited to the product of the Company's value on the date of ownership change and the federal long-term tax-exempt rate, plus any limited carryforward not utilized in prior years.

NOTE 6 **Employee Deferred Savings Plan and Stock Purchase Plan**

The Company has a deferred savings plan which qualifies under Section 401(k) of the Internal Revenue Code. Substantially all of the Company's employees are covered by the plan. The Company makes matching contributions of 50% of each employee's contribution with the employer's contribution not to exceed 4% of the employee's compensation. The Company's contributions to the plan were $858,000, $704,000, and $531,000 for the years ended June 30, 2003, 2002, and 2001, respectively.

The Company has an Employee Stock Purchase Plan (the Plan) which was adopted and approved by the board of directors and stockholders in December 1994, under which a maximum of 400,000 shares of common stock may be purchased by eligible employees. At June 30, 2003, 216,260 shares of common stock had been purchased under the Plan. Because the discount allowed to employees under the Plan approximates the Company's cost to issue equity instruments, the Plan is not deemed to be compensatory and, therefore, is excluded from the pro forma loss shown in note 1.

NOTE 7 **Collaborative Research Agreements**

In March 2002, the Company formed a drug discovery collaboration to identify novel drug targets for the diagnosis and treatment of depression. The agreement provides the collaborator with license rights and specifies an upfront payment to the Company, plus guaranteed research funding, potential milestones and royalties. Revenue related to the license agreement is being recognized ratably over the service period and revenue related to this research collaboration is being recognized as the research is performed on a percent-complete basis.

Also in March 2002, the Company formed a research collaboration whereby the Company will apply its high-speed genomic sequencing capability and bioinformatics expertise to deliver molecular genetic information to the collaborator. Revenue related to this research collaboration is being recognized on a straight-line basis, which is considered the most appropriate proportional performance method.

In May 2000, the Company entered into a license agreement and research collaboration to utilize the Company's protein interaction technology (ProNet®). Under the agreement, the licensee will receive a license to utilize ProNet® and receive support and related upgrades from the Company on a when-and-if-available basis over the support period. The Company received $22.5 million from this collaboration, which was completed in April 2003. Revenue related to the license agreement was recognized ratably over the service period and revenue related to the research collaboration was recognized as the costs of the contract were incurred on a percent-complete basis.

In August 1999, and as expanded in December 2000, the Company entered into a two-year collaboration to perform research related to crop genomics. The Company received $33.5 million from this collaboration, which was completed in December 2001. Revenue related to this research collaboration was recognized as the research was performed on a percent-complete basis.

In September 1995, the Company entered into a collaborative research and license agreement to perform various research for a pharmaceutical company. This agreement was expanded in 1997 and 1998. Under the agreement, as expanded, the Company received $38.7 million through December 2001 when the project was completed. Revenue related to this project was recognized as the research was performed on a percent-complete basis.

Under some agreements the Company may license to the collaborator certain rights to therapeutic applications. The Company is entitled to receive royalties from sales of therapeutic products made by its collaborators. Because the Company has granted therapeutic rights to some of its collaborative licensees, the success of the programs is partially dependent upon the efforts of the licensees.

Each of the above agreements may be terminated early. If any of the licensees terminate the above agreements, such termination may have a material adverse effect on the Company's operations.

NOTE 8 Segment and Related Information

The Company has two reportable segments: (i) research and (ii) predictive medicine. The research segment is focused on the discovery of genes and proteins related to major common diseases, the discovery of their related biological pathways, and the development of therapeutic products for the treatment and prevention of major diseases. The predictive medicine segment provides testing to determine predisposition to common diseases.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (note 1). The Company evaluates segment performance based on loss from operations before interest income and expense and other income and expense. The Company's assets are not identifiable by segment.

In thousands	Research	Predictive Medicine	Total
Year ended June 30, 2003:			
Revenues	$ 29,638	$ 34,683	$ 64,321
Depreciation and amortization	3,363	1,912	5,275
Segment operating loss	24,674	2,672	27,346
Year ended June 30, 2002:			
Revenues	27,015	26,821	53,836
Depreciation and amortization	2,894	1,602	4,496
Segment operating loss	14,244	4,416	18,660
Year ended June 30, 2001:			
Revenues	28,071	17,091	45,162
Depreciation and amortization	2,598	1,131	3,729
Segment operating loss	7,461	5,676	13,137

	2003	2002	2001
Total operating loss for reportable segments	$ (27,346)	$ (18,660)	$ (13,137)
Unallocated amounts:			
Interest income	2,900	5,385	6,851
Other	38	(214)	(305)
Income taxes	(417)	(500)	(583)
Net loss	$ (24,825)	$ (13,989)	$ (7,174)

All of the Company's revenues were derived from research and testing performed in the United States. Additionally, all of the Company's long-lived assets are located in the United States. All of the Company's research segment revenue was generated from six, seven, and six collaborators in fiscal 2003, 2002, and 2001, respectively. Further, revenue from one, two, and two of the collaborators was in excess of 10% of the Company's consolidated revenues for fiscal years 2003, 2002, and 2001, respectively.

NOTE 9 Investment in Myriad Proteomics, Inc.

In April 2001, the Company contributed technology to Myriad Proteomics, Inc. (Proteomics) in exchange for a 49% ownership interest and investors contributed a combined $82 million in cash in exchange for the remaining 51% ownership in Proteomics.

The Company accounts for its investment in Proteomics using the equity method. Because the Company's initial investment in Proteomics consisted of technology with a carrying value of $0 on the Company's consolidated financial statements, and given the uncertainty of the realizability of the difference between the $82 million carrying amount and the Company's proportionate share of the net assets of Proteomics, the Company's initial investment in Proteomics was recorded as $0. The Company allocated $41 million of this difference to technology and this amount is being reduced as the related technology charges, including in-process research and development, are incurred at Proteomics. At June 30, 2003, the remaining technology basis difference is estimated to be $14 million. The remaining $41 million of unallocated basis difference is being accreted to income, offset by the Company's share of Proteomics' losses, over the period of expected benefit of 15 years.

As part of the formation of Proteomics, the Company entered into administrative and scientific outsourcing agreements with Proteomics. The original terms of these agreements expired on December 31, 2001, but were extended until June 30, 2002 and again to June 30, 2003 at the option of Proteomics. Charges to Proteomics for services incurred related to the administrative and scientific outsourcing agreements are based on actual time and expenses incurred by the Company on behalf of Proteomics. During the years ended June 30, 2003 and 2002, the Company provided $2.0 million and $6.3 million, respectively, of administrative and scientific services to Proteomics. As of June 30, 2003, the Company has received all but $150,000 of payments from Proteomics for these outsourcing services, which are shown as related party receivables in the accompanying consolidated balance sheets.

Summarized balance sheet information as of June 30, 2003 and 2002 for Proteomics is as follows:

In thousands (unaudited)	2003	2002
Current assets	$ 37,785	$ 50,703
Noncurrent assets	58,897	62,301
Current liabilities	2,821	2,783
Noncurrent liabilities	19,169	18,575
Stockholders' equity	$ 74,692	$ 91,647

Summarized statement of operations information for Proteomics for the years ended June 30, 2003, 2002, and 2001 is as follows:

In thousands (unaudited)	2003	2002	2001
Total revenues	$ 150	$ —	$ —
In-process research and development	—	—	46,316
Other operating costs and expenses	23,155	28,478	3,068
Net loss	$ 19,756	$ 24,288	$ 48,205

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Myriad Genetics, Inc.:

We have audited the accompanying consolidated balance sheets of Myriad Genetics, Inc. and subsidiaries as of June 30, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the years in the three-year period ended June 30, 2003. In connection with our audits of the consolidated financial statements, we have also audited the accompanying financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Myriad Genetics, Inc. and subsidiaries as of June 30, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

Salt Lake City, Utah
August 25, 2003

MARKET PRICE OF COMMON STOCK

Our Common Stock began trading on the Nasdaq National Market on October 6, 1995 under the symbol "MYGN". The following table sets forth, for the last two fiscal years, the high and low sales prices for the Common Stock, as reported by the Nasdaq National Market, during the periods indicated:

	High	Low
Fiscal 2003:		
Fourth Quarter	$ 18.40	$ 10.01
Third Quarter	$ 16.32	$ 8.43
Second Quarter	$ 21.64	$ 13.37
First Quarter	$ 26.20	$ 12.44
Fiscal 2002:		
Fourth Quarter	$ 35.00	$ 16.30
Third Quarter	$ 53.20	$ 30.11
Second Quarter	$ 63.64	$ 28.70
First Quarter	$ 62.50	$ 24.75

As of September 1, 2003, there were approximately 180 stockholders of record of our Common Stock and, according to our estimates, approximately 11,900 beneficial owners of the Common Stock. We have not paid dividends to our stockholders since our inception and we do not plan to pay cash dividends in the foreseeable future. We currently intend to retain earnings, if any, to finance our growth.

OFFICERS AND DIRECTORS

HUGH A. D'ANDRADE
Chairman of the Board
Former Vice Chairman,
Schering-Plough Corporation

WALTER GILBERT, PH.D.
Vice Chairman of the Board
Carl M. Loeb University Professor,
Harvard University

PETER D. MELDRUM
President and CEO,
Director

ARTHUR H. HAYES, JR., M.D.
Director
President, MediScience Associates

MARK H. SKOLNICK, PH.D.
Chief Scientific Officer,
Director

DALE A. STRINGFELLOW, PH.D.
Director
Chairman, Collateral Therapeutics, Inc.

LINDA S. WILSON, PH.D.
Director
President Emerita,
Radcliffe College

GREGORY C. CRITCHFIELD, M.D.
President,
Myriad Genetic Laboratories, Inc.

ADRIAN N. HOBDEN, PH.D.
President,
Myriad Pharmaceuticals, Inc.

WILLIAM A. HOCKETT, III
Vice President,
Corporate Communications

JERRY S. LANCHBURY, PH.D.
Senior Vice President,
Research

RICHARD M. MARSH
Vice President,
General Counsel and Secretary

JAY M. MOYES
Chief Financial Officer,
Vice President of Finance

S. GEORGE SIMON
Vice President,
Business Development

CORPORATE INFORMATION

Corporate Office
320 Wakara Way
Salt Lake City, UT 84108
Phone: 801.584.3600
Fax: 801.584.3640

Legal Counsel
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111

Transfer Agent and Registrar
American Stock Transfer &
Trust Company
59 Maiden Lane
New York, NY 10038

Independent Auditors
KPMG LLP
15 West South Temple
Suite 1500
Salt Lake City, UT 84101

Annual Meeting
The Annual Meeting of Shareholders will be held at the offices of Myriad Genetics, Inc., 320 Wakara Way, Salt Lake City, Utah, on Wednesday, November 12, 2003, at 9:00 a.m.

Form 10-K
A printed copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained by any shareholder without charge upon written request to:
Myriad Genetics, Inc.
Investor Relations
320 Wakara Way
Salt Lake City, UT 84108

Internet
The Company's Form 10-K can also be found on its website at www.myriad.com


MYRIAD

Myriad Genetics, Inc., 320 Wakara Way, Salt Lake City, Utah 84108